

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Dov Tamarkin, Ph.D.
President and Chief Executive Officer
Foamix Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 76704, Israel

> **Re: Foamix Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 10, 2014**
> **CIK No. 0001606645**

Dear Dr. Tamarkin:

    We have reviewed your amended confidential draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Review, page 50 and Results of Operations, page 53

1. Please refer to your response to our prior comment 27. Provide disclosure similar to your response discussing the nature of the cost of revenues. Also disclose reasons for their decrease as a percentage of revenues in 2013 as compared to 2012.

Application of Critical Accounting Policies and Estimates
Share-based Compensation, page 59

2. We acknowledge your revised disclosure in response to comment 11. Please disclose the estimated value of your common stock for all equity instrument issuances presented in

the table. Include a column explaining the nature of all equity instruments (i.e. options, warrants, preferred stock etc.) granted. It is unclear from your current presentation where the warrants discussed on page 117 are included.

Financial Statements
General

3. Please refer to your response to our prior comment 26 regarding the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. We do not believe that the training and experience of the CFO, the consultant, controller and bookkeeper in US GAAP and SEC rules and regulations is adequate to prepare U.S. GAAP financial statements. In this regard, the consultant and controller who are accountants did not attend US institutions for their accounting training nor do they hold any US accounting designations. Further, they do not appear to have significant experience in US GAAP and SEC rules and regulations. In addition, the CFO, who has experience with US GAAP only through his positions with Israeli subsidiaries of US companies, has neither an accounting degree nor accounting designation. We believe that the risk factor should be expanded to discuss this inadequacy in US GAAP and SEC rules and regulations knowledge, training and experience.

Statements of Operations, page F-4

4. In response to prior comment 31 you corrected your financial statements to reclassify your patent registration costs from research and development expenses into selling, general and administrative expenses. Please tell us why your independent registered public accounting firm has not addressed this restatement in its audit report appearing on page F-2. Refer to paragraph 9 of Auditing Standard No. 6. Further, tell us why you have not provided the disclosures required by ASC 250-10-50-7 in your financial statements.

Notes to the Financial Statements
Note 2 Significant Accounting Policies
k. Revenue Recognition, F-9

5. We acknowledge your response comment 29. Please address the following:
    - Revise your statement of operations or the notes to provide a breakdown of the revenues received from your third party licensees as provided in your response.
    - Tell us how your accounting policy for milestones complies with U.S. GAAP with reference to the authoritative literature to which you relied. If you follow ASC 605-28, provide the disclosures required by ASC 605-28-10.
    - Disclose whether your license agreements contain multiple-elements and, if so, your accounting policy for separating and allocating arrangement consideration.

Reference the authoritative literature to which you relied. If you follow ASC 605-28-10, provide the disclosures required by ASC 605-25-50.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Andrea L. Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP